



Shaunt Sarkissian

We are evolving into a cashless society, and this is evident across the board. And one of the most basic and frequent consumer interactions has been left behind - and the impact on service and the service business profound. But this is absolutely poised to change - and Uptip will lead the way. The Uptip team is solid across the board, and has the focus, experience, and execution capability beyond what most early stage companies bring. The platform and commercial traction to date - coupled with the massive market opportunity, and inroads the team has made in key markets - place Uptip ahead of the pack, and poised to lead the Digital Tipping marketplace.

Invested $20,000 this round